EXHIBIT 17.2

To: The Board of Directors, Baldwin and Lyons, Inc.
From: Joe DeVito, CEO, COO and President
Date: May 15, 2016

  It is with a very heavy heart and after months of reflection and prayer that I write the following letter.   I have done everything that I could to make the best of a situation that has now become not only intolerable to me, but perhaps more importantly, potentially significantly damaging to the company.  There is no personal criticism intended by my comments below, only my sincere, honest perspective as CEO of the company.  They should be accepted as just that and I state them in my positions as both the Chief Executive and a Director of the company I love.

1.
The elevation of Steve Shapiro to the position of Executive Chairman and subsequent actions and decisions made by Steve have significantly reduced my authority, and thereby my ability, to properly and appropriately run the company.  This is not intended to be a criticism of Steve as a person however, in my opinion,he does not have the necessary background or experience to serve in that capacity.  I believe he was assigned that position, not due to any qualifications or background that would merit the appointment but rather as a result of his family's ownership of stock. Absent that, he would not have been considered to be the person primarily responsible for the strategy and operations of our great company.  The significantly reduced role in which I now find myself is unacceptable to me and, in my opinion, detrimental to the company's present and future.  In addition, the process that took place was patently wrong from every aspect, including compliance with corporate governance practices, communication, appropriate dissemination of information and basic human decency.  In fact, I believe the minutes of the emergency session called to do so have been modified at least once in an attempt to correct those deficiencies.  Steve has answered my queries related this by stating, "we had to show you who was in charge".  Well, that was certainly accomplished.  I have become aware that there was much "spin" around this action.  Well, I have every e-mail, telephone call, etc related to that "spin" available for anyone who wishes to see it.  Whoever was behind this obvious attempt to humiliate me personally and embarrass me publically and professionally certainly succeeded.  For that, they should be ashamed.

2.
Almost immediately upon assignment to his new position, Steve personally hired two individuals with virtually no previous experience in our industry or with any of our company's operations or products.  I believe both were unemployed at the time of hire, or affiliated with another company with a relationship to the Shapiro family.  Without any consultation with me, our H.R. department or anyone else at the company, these gentlemen were hired with salaries that put them in the top twelve in our company. One of them, #6 at $400K per year and the other #12 at $250K per year.  Both were given titles of Vice President.  Both have special working conditions. They are the only two employees of our almost 500 that have no stated goals or performance metrics.  Both of them are in Sales Development but report to Steve directly, not our EVP in that area, Randy Birchfield.  #6 is the son of one of our directors. That director is the best friend of Steve's father.  #12 is a long-time personal friend of Steve's.  On 4/1/16, without any reasons or performance indications of any kind, I was instructed by Steve to pay them each a bonus of 50K.  As you can imagine, all of the above has created questions, conflicts and significant management challenges. Neither of these men has been anything but professional and again, I have nothing at all against them personally. However, we have highly experienced, talented folks already within the company that possess greater skill sets and talent, while also earning less money. They would have loved to compete for these jobs but instead, the activities circumvented every company process and protocol. In addition, this new "Business Development Unit" is engaged in either the research and/or launch of products that will be potentially damaging to our company from the perspectives of resource allocation, (technology, training, advertising, etc.), reputation (the cannabis industry) or fraud (pay by the job). The plan to be a hybrid distribution operation sounds good in slogans such as , "he who controls the customer wins", however, it creates channel conflict (with our broker community) and additional expenses (I.T., advertising, commissions, travel) that have not been appropriately analyzed when we evaluate the true costs of direct distribution. We are a long way, in every sense, from being another GEICO. We should very carefully study all aspects of this move.

3.
Since the time of Steve's assignment to Executive Chairman, including the relationships I described above, the company has become much more deeply engaged in a series of ever increasing and deepening related party transactions, including insurance and investment activities, that have generated a series of inquiries, both internal and external. If we have any issues here, it puts the entire enterprise at risk, including our A.M. Best rating, major program customer and market value of the company. If there is even the hint of a problem, the rating goes down, we lose the largest program we have and investors will flee. It is my strong recommendation that the board should immediately hire an independent counsel to investigate and report findings and action regarding all related party transactions, both current and planned.

In closing, I am left with no choice but to retire from the company, (but not the industry) on June 1, 2016. You have already, or will shortly, receive "Retirement From The Company Notices" from both Gary Miller and Pat Corydon. They are two of the finest men I have ever been associated with, from both a business and personal standpoint. I will be dealing with them for as long as I possibly can. I love them both. The timing of all of this is incredibly unfortunate, as my tenure as our CEO has been one of both record growth and profit. Anyone looking at those results, along with the strongest balance sheet in our history, robust submission flow and best ever talent would know that the future is bright. We do not need any external influences over new business development or succession planning. These are in place and working.
I wish only the best for the employees of this company. My loyalty to them, our customers and all of our shareholders is why I have remained in my position, despite the deteriorating conditions, for the past several months. It is also why I write this today.

Should you accept my proposed retirement date from the company, or choose an earlier date, I request distribution of all company benefits, including deferred compensation, in accordance with the respective Plan Documents, as well as all other customary benefits provided when an executive retires from the company.

I am extremely hopeful that no one on the board reacts in anger or attempts to continue personal attacks on me by asking that you consider any form of retaliation, as that would be most unfortunate and ultimately unsuccessful. Again, in my roles as CEO and Director, I am giving you my perspective regarding what is happening at the company, which I am obliged to do. Obviously, the list includes summary highlights and there is much more to this story.

Please feel free to contact me directly if any one of you wishes to engage in a deeper discussion.

Respectfully,

Joseph J. DeVito, CEO, COO & President

May 15, 2016

From: DeVito, Joe
Date: May 16, 2016 at 11:27:54 PM EDT
To: Steve Shapiro, Corydon, Pat, Miller, Gary
Cc: Robert Shapiro, Shapiro, Nate
Subject: RE: Appropriate Protocol
I acknowledge receipt. You followed up with a phone call indicating it was your "legal obligation" to make sure I received your message below. I did tell you that I had just walked in the door as Pat Corydon and I were working on the finishing touches of our "Communication From the CEO" presentation for tomorrow. It is scheduled for 11 a.m. tomorrow so please touch base with Valerie and she can either cancel or someone can welcome everyone (in my place) and someone else can present the financial results in lieu of Pat.

I find your subject line ironic. If "Appropriate Protocol" had been in place on that October day at the Standard Club, perhaps all of this could have been avoided. Some questions:

1. Why was a Special Board Meeting necessary? Who's idea was that? Who drove this process? I do not believe it is you. We have our differences but I do not believe you are that type of person. Why not treat this like the natural transition it could have been, communicate with Gary and me and put it on the regular board agenda, which was only two weeks later?
2.  If Gary was/is held in such high esteem (and he is one of the finest executives and men I have ever met, and in my opinion the most important person in Baldwin's history) why didn't anyone communicate to him that he was being demoted? Why not ask for his opinion of me? Why totally and completely ignore him (including to this day) after 50 years of service? Why not ask his opinion related to new products, ideas, etc.?
3.  Why was it necessary to communicate directly with my direct reports (and others, indicating a less than working knowledge of our organizational chart) and fly them up, on a private jet, to your office in Highland Park to proclaim that you were now in charge. Who's idea was that? Yours? If it was just about me, why were Gary Miller (the Chairman) and Pat Corydon (EVP and CFO) excluded?
4. What were the conversations between you and my direct reports? Trust me, they have had plenty of unflattering things to say. The documentation exists. I'm not trying in any way to make you feel worse about this but tell me, were deals cut? I've heard you say there was conflict, they say none. Who is telling the truth? Appropriate protocol?
5. Let me be very clear about my reasons for leaving. As indicated in my letter, I think I am better qualified to run this company than you and I believe my results prove it. Second, I disagree with the process, compensation and structure of your "New Business Development" unit (by the way, so do the guys you had dinner with tonight. Ask Pat. I have the texts, voice mails and e-mails if you want to see them). Finally, I have heard (from people who should know better than me, including employees and board members) that they have significant concerns regarding related party transactions. As I have stated to anyone who will listen, my job is to run a company. I'm not a lawyer and I am not an auditor. I suggested to the board that if I remained as CEO, I would recommend an independent party take a look, and now. It would resolve the issue once and for all. Much like we did with the oft stated , misinformed criticism of reserve development, review it, get the facts out and move on. I have no idea if there is anything there or not. I was simply indicating my concern and one of the reasons for my leaving. I have no plans to communicate with anyone else. Hopefully, the experts we have know. If they are fine, that's the end. It is not my problem anymore.
6. I have heard rumors that there is concern that I/we may go elsewhere and compete? All I can say here is, are you kidding me? I'm told for almost a year (by you) that "board members want my head" and you have had to save me. I'm told by you and Nate in Chicago that if I don't support you, I'm gone. What in God's name did you think I would do? I told you on that awful day in October, that I had options. I repeated it to anyone who would listen in November. In February, I had a very clear, one on one meeting with a director who just as clearly understood when I asked "Do you understand how difficult it would be for Gary, Pat and I to all leave...but do you also understand how difficult that would be for the company." I posed the same question on two different occasions with another director at meetings in NYC and a third during my last visit there. If any one of the directors were faced with the same set of circumstances, would they not look for a job?  Let me be clear, I have definite offers on the table. I have others in the works. The discussions are with private equity guys, MGA's, other distribution vehicles and other insurance companies.  At least one offers immediate employment. After this mess, I may want to take a summer off, then again I may not. I hope and pray Gary and Pat will join me. They may wish to ride off into the sunset. I, for sure, do not.
7. I have no attorney. I have a friend I've known for thirty years (time seems to matter less and less these days in relationships) who I run ideas by. I do not ask permission for communication, I have paid him no fee but guess I should think about it.

I have tried to be honest and forthright, painful as It may be. The board was worried about why Bonini and Morfas left without explanation. One member was obsessed with it. It caused the "blow-up" that you recall occurred at the August 15 Comp. Comm. Meeting. This whole process makes me sick. I have no desire to hurt anyone. The truth is on my side. I am not and will not soliciting employees. You have my promise. As it relates to company "trade secrets", hell they are all mine. I designed the organizational structure, rating formulas, claim department processes and protocols, performance based management structure, communication plans, etc. There is nothing to steal. However, I will abide by whatever legal restrictions there are but never, ever will I be intimidated by bullying, scare tactics or fear. Once you have fought your way through the streets of Brooklyn, unhappy, mean-spirited dismal old men are nothing.

I personally wish you the best life has to offer.
I copied Nate, Bob, Gary and Pat. I don't have Norton in my directory. Please forward to him and the rest of the board or I will do so in the morning.
I plan to be on the call tomorrow night.

From: Joe DeVito
Date: May 17, 2016 at 2:49:48 PM EDT
To: Stu Bilton, Jeffrey Cohen, Otto Frenzel, Philip Moyles, John O'Mare, Tom Patrick, John Pigott, Kenneth Sacks, Nathan Shapiro, Robert Shapiro, Norton Shapiro, Steve Shapiro, Arshad Zakaria
Subject: Fwd: Appropriate Protocol
Below is a message I sent to Steve, Nate and Bob last night.
Obviously, emotions are raw and this is a difficult time for everyone.
I plan to be on the call tonight so let me take one last shot to clarify my thoughts.

The bottom line is I simply no longer wish to work for the company. I have tried, via my two prior messages to explain why.
I do not wish to work as a CEO with significantly reduced responsibility and I do not want to essentially share the role with Steve.
Second, I can no longer support the new initiatives of the "New Business Development" group, for the reasons previously articulated.
Third, I have been dealing with comments and static from all sides, both internal and external, over the last year (intensified over the last several months) regarding a whole host of related party issues and I believe we should have an independent party review this and put it behind us, once and for all.

I'm sure most of you disagree with me on all three of the above. You are certainly entitled to your opinion. As a result of these fundamental disagreements, I simply no longer wish to work for Baldwin. No hidden agenda, nothing sinister, I'm just done.

I neither wish, nor intend any harm to the company. At this point, the majority of my net worth is in B&L stock. My comments are meant to be between the board and its departing CEO. I have no intention of stating or repeating them externally.

My only request is that I (and my family) be treated fairly and appropriately. After 35 years, I am only asking for my deferred income and the usual/customary benefits provided to executives who retire from the company.

I have been 100% transparent about my recent job search. I would like to work again someday. For 34 and a half years, I loved my job.I want to have that feeling again. I have one solid offer and a number of prospects. If my job search puts me in violation of any law, statute, etc., please advise and , if it is so, I will cease the activity. I have no contract. I have no non-compete. I have been operating under the impression that I am entitled to research the market and try and find a way to replace my income and continue to serve my family.

Toward that end, I'm not sure what else I can do. I've given my reasons, demonstrated my raw emotions and been totally transparent about my future.
Unless there is spiteful, hurtful, intentional harm inflicted on me and therefore, my family, all I want is to retire (peacefully) from the company and let all of us get on with our business and family lives.